UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 7, 2011

NTS MORTGAGE INCOME FUND
(Exact name of registrant as specified in its charter)

Delaware	**0-18550**	**61-1146077**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On December 7, 2011, NTS Mortgage Income Fund (the "Fund") and NTS/Virginia Development Company ("NTS/VA"), entered into a non-binding letter of intent (the "Offer") with NTS Development Company or its designated affiliate ("Devco") for the purchase and sale of substantially all of the remaining real estate assets of the Fund and its subsidiaries at the Fawn Lake development, and the Fund's 50% interest in Orlando Lake Forest Joint Venture ("OLFJV"). The sole asset owned by OLFJV is an 11-acre tract of commercial land located in Seminole County, Florida. The lots which are the subject of the Lot Purchase and Development Agreement between NTS/VA and M/I Homes of DC, LLC ("M/I Homes") may be included in the sale to Devco in the event the M/I Homes transaction does not ultimately close. M/I Homes has agreed to purchase, approximately 160 single-family residential lots to be developed in Section 15 of the Fawn Lake development. M/I Homes' due diligence period to make various inspections of the property and terminate its agreement expires on December 30, 2011. The consideration for Offer from Devco could total in excess of approximately $16 million (this amount excludes any consideration for the lots being sold to M/I Homes). Devco has the right to conduct due diligence in connection with its purchase. A closing on this transaction, if it occurs, is anticipated by April 30, 2012.

As previously reported, and in accordance with the Fund's organizational documents, the Fund adopted a Plan of Dissolution and Complete Liquidation of NTS Mortgage Income Fund ("Plan of Liquidation") in December 2008, and filed a corresponding certificate of dissolution with the Delaware Secretary of State on December 31, 2008. Since then, the Fund has been in the process of the orderly liquidation of its assets and liabilities. The Fund is unable to complete its liquidation within Delaware's three-year statutory period ending on December 31, 2011, primarily due to its inability to liquidate its single largest asset, the Fawn Lake development. Accordingly, the Fund, in accordance with Delaware law, will be petitioning the Delaware Court of Chancery for an extension of its deadline for liquidation of its assets to no later than April 30, 2012, to permit completion of the transactions with M/I Homes and Devco. Upon closing of the M/I Homes Agreement and the Devco transaction and prior to termination of the statutory winding up period (as such period may be extended by the Delaware Court of Chancery), it is anticipated the Fund's remaining assets and liabilities will be transferred into a liquidating trust. The trust would continue in existence until such time as all of the trust's assets have been sold, proceeds received, liabilities settled, final distributions made, or until all applicable statutory periods for such liquidation trust have expired. To allow for the extension of the Fund's liquidation period, the Board of Directors amended the Plan of Liquidation accordingly.

Item 7.01 Regulation FD Disclosure.

Also on December 7, 2011, the Fund sent a letter to its stockholders informing them of: (1) the execution of the Lot Purchase and Development Agreement between the Fund's wholly owned subsidiary, NTS/VA, and M/I Homes; (2) the execution of the Offer between the Fund and Devco; (3) an update on the status of the NTS Guaranty Corporation obligations to the Stockholders of the Fund; and (4) an update on the status of the Fund's dissolution and liquidation process.

Copies of the Offer, Amended Plan of Liquidation and letter to stockholders as mentioned above are attached to this Current Report on Form 8-K as Exhibits 10.1, 10.2 and 99.1 and are incorporated in their entirety in Items 1.01 and 7.01 disclosures by reference.

Item 9.01. Financial Statements and Exhibits.

(a) Financial Statements of Businesses Acquired: N/A
(b) Pro Forma Financial Information: N/A
(c) Shell Company Transactions: N/A
(d) <u>Exhibits</u>:

    10.1   Proposed Terms of Purchase Agreement for Fawn Lake Development Spotsylvania, Virginia

    10.2   Amended Plan of Dissolution and Complete Liquidation

    99.1   Letter to Stockholders dated December 7, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS MORTGAGE INCOME FUND,
a Delaware corporation

By:



Name: Gregory A. Wells
Title: Secretary/Treasurer/Chief Financial Officer
Date: December 7, 2011



10172 Linn Station Road
Louisville, Kentucky 40223

Proposed Terms

of Purchase Agreement

for Fawn Lake Development

Spotsylvania, Virginia

December 7, 2011

To: Board of Directors of NTS Mortgage Income Fund
c/o Allan T. Slagel, Shefsky & Froelich, Ltd.,111 E. Wacker Drive, Suite 2800, Chicago, IL 60601 and Eric Ison, Greenebaum Doll & McDonald PLLC, 3500 National City Tower, 101 South Fifth Street, Louisville, Kentucky 40202-3140

On behalf of NTS Development Company, a Kentucky corporation, and/or its affiliate, designee, or assignee ("NTS"), this letter of intent ("Letter") sets forth the terms and conditions pursuant to which NTS would be willing to negotiate the terms of a definitive and binding purchase agreement(s) (the "Agreement") for the purchase and sale of certain of the assets of NTS Mortgage Income Fund, a Delaware corporation ("MIF") (referred to herein as the "Seller"), and/or its subsidiaries as the case may be (also referred to as a "Seller"), which Agreement shall be entered into by NTS (also referred to herein as the "Purchaser"), and

(a)   NTS/Virginia Development Company ("NTS/VA") a Virginia corporation (a wholly-owned subsidiary of MIF) (NTS/VA and MIF may sometimes be referred to herein collectively as "Seller"), the owner of the property known as Fawn Lake subdivision, for the sale by NTS/VA and the purchase by Purchaser of all of the remaining land at Fawn Lake owned by NTS/VA (the "Property"), including:

(i)   eighteen (18) lots which lots have been developed and which comprise the remaining unsold Fawn Lake inventory of lots (the "Section 21 Lots");

(ii)   approximately one hundred sixty-six (166) lots listed on the attached Schedule B, which lots have been approved, but not developed (the "Section 15 Lots"); REMOVE IF SECTION 15 PURCHASED BY M/I HOMES, LLC OR OTHER PURCHASER PRIOR TO CLOSING ON AGREEMENT;

(iii)   the undeveloped land upon which approximately two hundred fifty-seven (257) lots are approved, but not developed (the "Residential Land"); and

    (iv) the commercially-zoned property located at the entrance to the subdivision which is described on the attached Schedule C as the "Neighborhood Support Parcel" (the "Commercial Land");

    (b) NTS Mortgage Income Fund, a Delaware corporation, owner of fifty percent (50%) of the partnership interests in Orlando Lake Forest Joint Venture, a Florida joint venture ("OLFJV"), for the sale by MIF and the purchase by Purchaser of one hundred percent (100%) of MIF's partnership interests in OLFJV (the "OLFJV Interests"). The sole asset of OLFJV is an 11 acre parcel of land at the front entrance of the Lake Forest subdivision in Orlando, Florida (the "Florida Land").

    BUT EXCLUDING: (x) any and all of the designated and currently existing Common Areas (as defined in the Declaration) of the Fawn Lake development being transferred to the Fawn Lake Community Association ("FLCA") pursuant to the terms of the Declaration for Fawn Lake dated July 16, 1990 by NTS/Virginia Development Company as Declarant, as amended and supplemented; (y) Section 27 of Fawn Lake which is owned by Cedar Creek Virginia, LLC); and (z) any and all of the land upon which the Fawn Lake Country Club golf course is located which was deeded to Asset Management, L.L.C. on November 4, 2010.

    The Property and the OLFJV Interests may sometimes be referred to hereinafter collectively as the "Assets." NTS/VA and MIF may sometimes be referred to herein collectively as "Seller."

Purchaser Rights Concerning NTS/VA

ALTERNATIVELY, AT THE SOLE OPTION OF PURCHASER, PURCHASER MAY, BY PROVIDING NOTICE TO SELLER OF SUCH ELECTION AT ANY TIME PRIOR TO THE EXECUTION OF THE AGREEMENT, ELECT TO PURCHASE ONE HUNDRED PERCENT OF THE ISSUED AND OUTSTANDING STOCK OF NTS/VA INSTEAD OF PURCHASING THE PROPERTY. IN SUCH EVENT, THE AGREEMENT SHALL INCLUDE, IN ADDITION TO THE PROVISIONS CONTAINED HEREIN, SUCH PROVISIONS AS REQUIRED BY PURCHASER TO EXCLUDE THE ASSUMPTION OF LIABILITIES ARISING PRIOR TO THE CLOSING DATE.

Purchaser and Seller agree to negotiate exclusively (except with respect to the Section 15 Lots) and in good faith for the timely execution of the Agreement for the purchase and sale of the Property and the OLFJV Interests. In addition to the asset purchases contemplated herein, in the event Purchaser consummates the asset purchases contemplated hereby, Seller shall also grant to Purchaser the right to purchase all of the issued and outstanding common stock in NTS/VA at any time after the Closing Date but prior to April 30, 2017, and Seller agrees to assign all of such outstanding stock to Purchaser within thirty (30) days of written notice that Purchaser elects to exercise its right to purchase such stock, and Purchaser shall not be required to pay any amount for such assignment in addition to the consideration recited below.

Both Purchaser and Seller agree that the Agreement shall be upon mutually agreeable terms and conditions, and each of Seller and Purchaser agree to use its reasonable efforts to complete the negotiation and execution of such Agreement by April 30, 2012. The Agreement shall include the following provisions:

1. **PURCHASE PRICE/CONSIDERATION.** The aggregate Purchase Price/Consideration for the Assets shall be in the following total amounts and shall be paid in accordance with the following:

(a) Purchaser shall assume the total amount of the indebtedness owed by Seller and/or its subsidiaries to NTS and/or its affiliates as of the date of Closing on these transactions (as defined below), which indebtedness (as of November 10, 2011) is in the aggregate amount of approximately Seven Million Six Hundred Seventy Six Thousand Dollars ($7,675,000.00) (the "NTS Debt");

(b) Purchaser shall, subject to the approval of PNC Bank, National Association ("PNC"), assume the outstanding principal amount of the indebtedness owed by MIF and/or its subsidiaries to PNC as of the date of Closing, in accordance with terms and conditions mutually acceptable to NTS and PNC, which indebtedness is, as of November 30, 2011, in the approximate amount of Two Million Six Hundred Ninety Eight Thousand Dollars (($2,698,000.00) (the "PNC Loan");

(c) Purchaser shall pay, or shall cause Residential Management Company, a Kentucky corporation ("Residential Management") to waive, the three and three-quarters percent (3.75%) disposition fee (the Service Fee") due to Residential Management upon the sale of the Assets under and pursuant to the terms of that certain Services and Development Agreement between Residential Management and MIF, effective as of January 1, 2009, as amended (the "Services Agreement");

(d) Purchaser shall pay to or fund, at Seller's election, prior to any deadline therefor, the cost of tail coverage for the liability insurance policy covering the MIF's current and former directors and officers. The cost of the tail coverage is currently estimated to be Four Hundred Twenty Thousand Dollars ($420,000.00) (the "Tail Premium");

(e) Purchaser shall fund the total amount of the accounts payable due from MIF and/or its subsidiaries to third parties until the earlier of the Closing Date or April 30, 2012, for which the current estimate is Eight Hundred Ninety Four Thousand Dollars ($894,000.00);

(f) Purchaser shall pay an amount necessary to fund a beginning cash reserve account to be transferred to and used by the MIF's liquidating trustee in the performance of such trustee's duties, estimated to be in the approximate amount of Three Hundred Thousand Dollars ($300,000.00) (the "Trustee's Reserve");

(g) Purchaser shall pay the amount necessary to fund the Sellers' costs of liquidation and asset sales in connection therewith, estimated to be an amount equal to Three Hundred Thousand Dollars ($300,000.00) ("Closing Costs");

(h)   Purchaser agrees to fund, if and when necessary, the amount necessary to cover any retention or deductible applicable to any liability claims made against the current and former directors and officers as of the date of the Closing (prior to transfer of remaining MIF assets to the liquidating trust), which amount is currently estimated to be Two Hundred Fifty Thousand Dollars ($250,000.00);

(i)   Purchaser shall provide the funds necessary to complete the required roadway work necessary to release the bonds on the remaining roadways in Lake Forest subdivision in Louisville, Kentucky (owned by NTS-Lake Forest II Residential Corporation, a wholly-owned subsidiary of MIF("NTS Lake Forest")) so that all bonds for such work may be released prior to December 31, 2011. The estimated cost of such work is One Hundred Seventy Five Thousand Dollars ($175,000.00);

(j)   For any Section 15 Lots sold and closed from the date of the closing until April 30, 2017, Purchaser and Seller shall share net profits on a 50/50 basis, provided in no event shall the Seller be paid less than Two Thousand Dollars ($2,000.00) per Section 15 Lot sold. The Amount due to Seller hereunder shall be paid to Seller within ninety (90) days after each such Lot is closed. For any Section 15 Lots not closed by April 30, 2017, Seller shall be paid an amount equal to the aggregate net present value (using a then-current market rate discount factor to be determined by mutual agreement between Purchaser and MIF's liquidating trustee) of the Seller's assumed 50% share of the projected net profit for such unsold lots, based upon a projected lot sales velocity similar to the actual velocity of sales per annum over the 2012-2017 period;

(k)   As to the Residential Land, as the remaining 257 undeveloped lots are developed for sale ("Remaining Lots"), for any Remaining Lots sold and closed from the date of the Closing through April 30, 2017, Purchaser and Seller shall share net profits on a 80/20 basis (with Purchaser retaining 80% of the net profits and Seller being entitled to 20% of the net profits), provided in no event shall the Seller be paid less than Five Thousand Dollars ($5,000.00) per Remaining Lot sold. The Amount due to Seller hereunder shall be paid to Seller within ninety (90) days after each such Remaining Lot is closed. For any Remaining Lots not closed by April 30, 2017, Seller shall be paid an amount equal to the aggregate net present value (using a then-current market rate discount factor to be determined by mutual agreement between Purchaser and the MIF's liquidating trustee) of the Seller's assumed 20% share of the projected net profit for such unsold lots, based upon a projected lot sales velocity similar to the actual velocity of sales per annum over the 2012-2017 period;

(l)   As additional consideration for the Seller's agreement to sell and transfer the Assets to Purchaser, Purchaser agrees:

(i)   To provide to MIF's liquidating trustee, at no charge, bookkeeping, tax preparation and investor services, to be performed by employees of Purchaser, as may be reasonably necessary to assist the Seller's liquidating trustee in carrying out the services required of the trust, the value of such services estimated to be Sixty Five Thousand Dollars ($65,000.00) per year; provided if the Seller's liquidating trustee desires not to engage the Purchaser to provide such services, Purchaser shall have no obligation to provide any such services nor to provide any cash in lieu thereof;

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(ii) MIF (and MIF's liquidating trustee) shall retain for sale the Lake Forest Country Club ("LFCC") memberships owned by NTS Lake Forest, and to collect all initiation fees/sales proceeds which may be due from Lake Forest Country Club upon the sale of any such memberships to fund on-going liquidating trust expenses. Purchaser agrees to assist MIF and the MIF liquidating trustee in the discussions and negotiations with LFCC concerning the memberships as they deem necessary and appropriate. The estimated average proceeds from the sale of the Lake Forest Country Club memberships is Fifty Thousand Dollars ($50,000.00) per year for calendar years 2012-2017. At April 30, 2017, Purchaser will purchase any remaining unsold memberships for their estimated residual value of One Hundred Thousand Dollars ($100,000.00), discounted to net present value (using a then-current market rate discount factor to be determined by mutual agreement between Purchaser and the MIF's liquidating trustee) based upon a projected sales velocity similar to the actual velocity of sales of such memberships over the 2012-2017 period; and

(iii) To advance up to One Hundred Thousand Dollars ($100,000.00) per year annually, commencing on April 30, 2012 until April 30, 2017, to fund the costs and expenses of the liquidating trust, provided that any amounts received by the trustee for the sale of LFCC memberships and/or the sale of Section 15 Lots and/or the sale of the Residential Land/Remaining Lots shall be applied to such costs and expenses prior to Purchaser's obligation to provide any such advances; and

(m) NTS Guaranty Corporation, a Kentucky corporation ("Guaranty Corp"), joins in this Letter solely for the purposes contained in this subparagraph (m). Upon execution of the Agreement and closing of the transactions, Guaranty Corp shall agree, as additional consideration for the sale of the Assets to Purchaser, to begin payment on its obligations to the stockholders of MIF under the "Purchase Price Guaranty" (as such term is defined in that certain Guaranty Agreement dated as of March 31, 1989 (the "Guaranty") between Guaranty Corp and MIF), prior to the complete liquidation of MIF and the distribution of the proceeds from the sale of its assets (projected to be in calendar year 2017), as is currently required pursuant to the terms of the Guaranty. The Agreement shall provide that Guaranty Corp shall pay to the MIF stockholders: (i) on December 31, 2013, the aggregate sum of Five Hundred Thousand Dollars ($500,000.00); (ii) on December 31, 2014, the aggregate sum of One Million Five Hundred Thousand Dollars ($1,500,000.00); (iii) on December 31, 2015, the aggregate sum of One Million Five Hundred Thousand Dollars ($1,500,000.00); (iv) on December 31, 2016, the aggregate sum of One Million Five Hundred Thousand Dollars ($1,500,000.00); and (v) on December 31, 2017, the aggregate sum of Five Million Dollars ($5,000,000.00). In the event any such payment is not made when due, the due dates of the remaining payments shall be accelerated by one year and shall be due and payable (along with any amounts due and unpaid) upon such accelerated schedule.

2. **TITLE AND SURVEY.** Within forty-five (45) days after the full execution of the Agreement, Purchaser may obtain, at Purchaser's sole cost and expense, an ALTA form title insurance commitment for the Property and the Florida Land issued by a national title insurance company of Purchaser's selection (the "Title Company") and containing no exceptions to title other than those acceptable to Purchaser. Within forty-five (45) days after the full execution of the Agreement, Purchaser may obtain, at Purchaser's sole cost and expense, a current ALTA/ACSM survey of the Property and the Florida Land, in form and content acceptable to

Purchaser and Title Company so as to permit the Title Company to remove the survey exception from the owner's and owner's mortgagee title insurance policy or policies.

3. **STUDY PERIOD.** The Agreement will provide for a forty-five (45) day Study Period to commence upon full execution of the Agreement during which Purchaser shall examine the Property and the books and records pertaining thereto to determine the feasibility of purchasing the Property. For such purposes, Seller shall grant Purchaser, its agents, representatives, employees and consultants (Purchaser's Agents) access to the Property and its books and records, and shall cause Seller, its employees, accountants and other agents and representatives (Seller's Agents) to cooperate fully with the Purchaser and Purchaser's Agents in connection with its acquisition review and feasibility investigation of the Property, including a right of entry on the Property to obtain an appraisal and to perform engineering and environmental tests and such other studies necessary or desired in connection with Purchaser's evaluation of the Property. Any invasive tests or soil borings shall require Seller's prior written consent. Purchaser shall indemnify and hold Seller harmless from any damages, injury (including death) or other loss caused by Purchaser's inspection and evaluation of the Property (except for those relating to the mere discovery of any problem or issue with the Property), including any damage or loss caused by Purchaser's Agents. In addition, Purchaser shall review zoning and other governmental regulations affecting the Property. In the event the Purchaser determines prior to the end of the Study Period, that it is unsatisfied with the outcome of its due diligence and feasibility investigation of the Property, the Purchaser may terminate the Agreement for any reason whatsoever by so notifying the Seller in writing prior to the expiration of the Study Period, the Agreement will terminate, and the parties will have no further obligations to each other, except for those obligations which expressly survive such termination including Purchaser's indemnification obligations under this paragraph 3. In order to facilitate Purchaser's due diligence investigation and analysis, Seller agrees to furnish to Purchaser within five (5) business days after full execution of the Agreement, access to, the following, to the extent in Seller's possession:

(a)   Any and all contracts, leases, service contracts or other agreements relating to the Property;

(b)   The most recently issued Owner's title insurance policies for the Property and Florida Land;

(c)   Existing as-built surveys and legal descriptions of the Property and the Florida Land;

(d)   Real estate tax bills for the Property and the Florida Land for the years 2009 and 2010;

(e)   Existing environmental, engineering or other physical condition reports of the Property and Florida Land;

(f)   Operating statements for MIF, NTS/VA and OLFJV for 2009, 2010 and year to date 2011;

(g)   An inventory of personal property at the Property;

(h)   Site plans, plans and specifications and other plans and drawings related to the Property and the Florida Land; and

(i)   A complete copy of the minute book for OLFJV.

4.   **CLOSING.** Closing shall occur on or before April 30, 2012 (the "Closing Date"). Time shall be of the essence in this transaction.

5.   **PRECONDITIONS OF CLOSING.** The Purchaser's obligation to proceed to closing under the Agreement shall be contingent on the following preconditions being met and upon such other customary terms and conditions to be specifically set forth in the Agreement:

(a)   Seller shall assign to the Purchaser and the Purchaser shall assume: (i) Seller's membership interests in Fawn Lake Community Association, a Virginia non-stock corporation; and (ii) Seller's position as Declarant under the Declaration for Fawn Lake dated July 16, 1990, as amended and supplemented, all pursuant to terms and conditions mutually acceptable to Seller and Purchaser;

(b)   Seller shall have transferred to the FLCA all of the designated and currently existing Common Areas (as defined in the Declaration) of the Fawn Lake development pursuant to the terms of the Declaration for Fawn Lake dated July 16, 1990 by NTS/Virginia Development Company as Declarant, as amended and supplemented; and

(c)   All of the transactions referred to herein shall have been approved by the independent members of the Board of Directors of MIF, and all documents and other instruments necessary to carry out the transactions contemplated herein shall have been executed and delivered in accordance with the terms of the Agreement.

6.   **BROKERAGE COMMISSION.** Purchaser and Seller acknowledge and agree that there are no brokers involved in this transaction, and Purchaser and Seller each agree to indemnify the other against any and all claims for any broker commission or fee claiming through such party.

7.   **CLOSING COSTS.** Closing Costs customarily paid by sellers, including recording fees and transfer or stamp taxes for the transfer documents, tangible and intangible property taxes, and closing costs customarily paid for by purchasers, including, without limitation, the title commitment and the owner's and lender's title policies and required or desired endorsements, the survey, and any environmental, engineering or other third-party reports obtained by Purchaser in connection with its due diligence are being funded by Purchaser in accordance with the terms of this Letter.

8.   **SELLER REPRESENTATIONS AND WARRANTIES.** Seller shall warrant that Seller has no knowledge of (a) any presence, disposal, release or threatened release of hazardous substances or hazardous wastes on, from or under the Property or Florida Land, (b) any violation of any applicable building, zoning, environmental or other laws, ordinances, statutes, regulations or directives relating to the Property or Florida Land, (c) any structural defect, physical condition or other fact relating to the Property or Florida Land which would

7

prevent Purchaser from using and operating the Property or the Florida Land in accordance with its current use or contemplated use, (d) any litigation pending or threatened against Seller which would adversely affect the ability of the Seller to sell the Assets, or (e) any condemnation proceeding pending or threatened against the Property or the Florida Land. "Seller's knowledge" or terms to such effect shall mean the actual current knowledge of Ralph DeRosa without any further inquiry. Such warranties shall survive for a period of six (6) months following the Closing.

9.   **NOTICES.** All notices to Purchaser shall be addressed to: NTS Development Company, 10172 Linn Station Road, Louisville, Kentucky 40223, Attention: Brian F. Lavin; all notices to Seller shall be addressed to the Board of Directors of NTS Mortgage Income Fund, c/o Allan T. Slagel, Esq., Shefsky & Froelich, 111 E. Wacker Drive, Suite 2800, Chicago, IL 60601, and Eric Ison, Greenebaum Doll & McDonald PLLC, 3500 National City Tower, 101 South Fifth Street, Louisville, Kentucky 40202-3140.

10.   **CONFIDENTIALITY.** Prior to the Closing and except to the extent required to be disclosed by Purchaser to its employees, directors, officers, agents, representatives, attorneys, lenders, accountants and/or advisors ("Purchaser Representatives"), and/or to the extent required by law or order of a court of competent jurisdiction, Purchaser shall not disclose or use and Purchaser shall cause the Purchaser Representatives not to disclose or use any Confidential Information (as such term is defined below) with respect to the Assets furnished or to be furnished by Seller or its representatives to Purchaser or Purchaser Representatives in connection herewith at any time or in any manner other than in connection with its evaluation of the transactions proposed in this Letter. For purposes of this paragraph, "Confidential Information" means the fact of the proposed sale and any information about the Property disclosed by Seller, except for information which Purchaser can reasonably demonstrate is generally available to or known by the public other than as a result of improper disclosure by Purchaser. The provisions of this paragraph 10 shall be binding on the Purchaser.

The terms and provisions set forth in this Letter, together with other terms and provisions relating to this transaction, shall be set forth more completely in the definitive Agreement(s) to be negotiated upon and entered into between the parties described herein. In the event the Agreement is not agreed upon by the parties hereto for any reason whatsoever, neither party shall have any liability to the other and each party shall bear its own expenses incurred in connection with the transactions described herein, it being understood that this letter of intent is merely an expression of understanding between the parties hereto as to the terms and conditions which will form the basis for negotiating a definitive and binding Agreement.

The parties intend to obtain updated appraisals of the Assets before the Closing. In the event the updated appraisals of the Assets reflect material changes in the value of such Assets from those reflected in the most current appraisals, each of Seller and Purchaser reserve the right to change any of the terms and conditions contained in this Letter. This Letter is non-binding and shall not have the effect of a contract between the parties, except for the indemnification provisions of paragraph 3 and the provisions of paragraph 10 entitled "Confidentiality," which shall constitute a binding agreement.



Very truly yours,
NTS DEVELOPMENT COMPANY

By: [signature]

Title: Executive Vice President

The terms and conditions sets forth in this Letter accurately reflect the terms and conditions upon which we would be willing to negotiate a definitive Agreement.

THE INDEPENDENT MEMBERS OF THE BOARD OF DIRECTORS OF NTS MORTGAGE INCOME FUND

____
ROBERT A. GUIMBARDA

____
ROBERT M. DAY

Very truly yours,
NTS DEVELOPMENT COMPANY

By: _____

Title: _____

The terms and conditions sets forth in this Letter accurately reflect the terms and conditions upon which we would be willing to negotiate a definitive Agreement.

THE INDEPENDENT MEMBERS OF THE BOARD OF DIRECTORS OF NTS MORTGAGE INCOME FUND



ROBERT A. GUIMBARDA

_____

ROBERT M. DAY

Very truly yours,
NTS DEVELOPMENT COMPANY

By: _____

Title: _____

The terms and conditions sets forth in this Letter accurately reflect the terms and conditions upon which we would be willing to negotiate a definitive Agreement.

THE INDEPENDENT MEMBERS OF THE BOARD OF DIRECTORS OF NTS MORTGAGE INCOME FUND

_____
ROBERT A. GUIMBARDA

_____
ROBERT M. DAY

AMENDED PLAN OF DISSOLUTION AND COMPLETE LIQUIDATION
OF NTS MORTGAGE INCOME FUND

This Amended Plan of Dissolution and Complete Liquidation (the "Plan") is intended to accomplish the complete liquidation and dissolution of NTS Mortgage Income Fund, a Delaware corporation (the "Company"), in accordance with the General Corporation Law of the State of Delaware ("DGCL") and the Internal Revenue Code of 1986, as amended (the "Code").

1.   Effective Date.   The Board of Directors of the Company (the "Board") has adopted this Plan consistent with Paragraph 13 of the Company's Restated Certificate of Incorporation dated March 27, 1989 ("Restated Certificate"). The Plan shall constitute the adopted Plan of the Company, effective as of the date of the filing with the Secretary of State of the State of Delaware ("Secretary of State") of the Certificate of Dissolution referenced in paragraph 2, or such later date as otherwise specified therein.

2.   Dissolution Date.   The Company shall file a certificate of dissolution (the "Certificate of Dissolution") with the Secretary of State in accordance with Article 13 of the Restated Certificate on or before December 31, 2008 (the effective date of the filing of such Certificate of Dissolution, or such later date as otherwise specified therein, shall be referred to as "Dissolution Date"). On the Dissolution Date, the Company shall obtain any certificates required from Delaware taxing authorities and, upon obtaining such certificates, pay such taxes as may be owned by the Company.

3.   Cessation of Business Activities.   After the Dissolution Date, the Company shall engage in business activities to the extent necessary, in the absolute discretion of the Board, to preserve the value of its assets, wind up its business affairs and distribute its assets in accordance with this Plan and Section 278 of the DGCL.

4.   Distributions.   After the Dissolution Date, the Company shall distribute pro rata to the holders of the outstanding shares of common stock of the Company (the "Stockholders") all available cash, including the cash proceeds of any sale, exchange or disposition, except such cash, property or assets as are required for paying or making reasonable provision for the claims and obligations of the Company, including, without limitation, the Contingency Reserve (as defined in Section 5(b) below). Such distributions may occur all at once or in a series of distributions and shall be in cash, in such amounts, and at such times, as the Board or the Trustees (as defined in Section 8 hereof), in their absolute discretion, may determine.

5.   Liquidation Process.   After the Dissolution Date, and at such time as the Board in its absolute discretion deems necessary, appropriate or desirable, the Company may complete the following corporate actions, as provided for pursuant to either Section 280 or 281(b) of the DGCL.

A.   If the Board determines to follow the procedures described in Section 280 of the DGCL, then the additional steps set forth below, to the extent necessary or appropriate, may be taken by the Company: (i) The giving of notice of the dissolution and the rejection of any claims all persons may have against the Company in accordance with Section 280 of the DGCL; (ii) The offering of security to any claimant on a contract whose claim is contingent, conditional or unmatured in an amount the Company determines is sufficient to provide compensation to the claimant if the claim matures, and the petitioning of the Delaware Court of Chancery to determine the amount and form of security sufficient to provide compensation to any such claimant who has rejected such offer in accordance with Section 280, of the DGCL; (iii) The petitioning of the Delaware Court of Chancery to determine the amount and form of security which would be reasonably likely to be sufficient to provide compensation for (a) claims that are the subject of pending litigation against the Company, and (b) claims that have not been made known to the Company or, that have not arisen, but are likely to arise or become known within five years after the date of dissolution (or longer in the discretion of the Delaware Court of Chancery), each in accordance with Section 280 of the DGCL; (iv) The payment, or the making of adequate provision for payment, of all claims made against the Company and not rejected, in accordance with Section 280 of the DGCL; (v) The posting of all security offered and not rejected and all security ordered by the Court of Chancery in accordance with Section 280 of the DGCL; and (vi) The payment, or the making of adequate provision for payment, of all other claims that are mature, known and uncontested or that have been finally determined to be owing by the Company. Notwithstanding the foregoing, the Company shall not be required to follow the procedures described in Section 280 of the DGCL, the Board, without further Stockholder action, may proceed with the dissolution and liquidation of the Company in accordance with any applicable provision of Delaware law, including, without limitation, Section 281(b) of the DGCL.

B.   If the Board determines to follow the procedures described pursuant to Section 281(b) of the DGCL, the Company shall (i) pay or make reasonable provision to pay all claims and obligations, including all contingent, conditional or unmatured contractual claims known to the Company; (ii) make such provision as will be reasonably likely to be sufficient to provide compensation for any claim against the Company which is the subject of a pending action, suit or proceeding to which the Company is a party; and (iii) make such provision as will be reasonably likely to be sufficient to provide compensation for claims that have not been made known to the Company or that have not arisen but that, based on facts known to the Company, are likely to arise or to become known to the Company within five years after the date of dissolution (such provisions under this Section 5(b) collectively referred to as the "Contingency Reserve"). The adoption of the procedures set forth in this Section 5(b) is intended to constitute a plan of distribution under Section 281(b) of the DGCL. Notwithstanding the foregoing, the Company shall not be required to follow the procedures described in Section 281(b) of the DGCL, the Board, without further Stockholder action, may proceed with the dissolution and liquidation of the Company in accordance with any applicable provision of Delaware law, including, without limitation, Section 280 of the DGCL.

6.   Cancellation of Stock. The distributions by the Company or Trust (as defined in Section 8 hereof) to the Stockholders pursuant to Section 4 hereof shall be in complete cancellation of all of the outstanding shares of stock of the Company. As a condition to receipt of any distribution to the Stockholders, the Board, in its absolute discretion, may require the Stockholders to (i) surrender to the Company their certificates evidencing their shares of stock, or (ii) furnish the Company with evidence satisfactory to the Board of the loss, theft, or destruction of such certificates, together with such surety bond or other security or indemnity as may be required by and satisfactory to the Board. The Company will close its stock transfer

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books and discontinue recording transfers of shares of stock of the Company no later than the earliest to occur of the following events: (i) the close of business on the record date fixed by the Board for the final liquidating distribution, (ii) the close of business on the date on which the remaining assets of the Company are transferred to the Trust as provided in Section 8, or (iii) April 30, 2012. Thereafter, certificates representing common stock will not be assignable or transferable on the books of the Company except by will, intestate succession, or operation of law.

7.   Abandoned Property. If any distribution to a Stockholder cannot be made, whether because the Stockholder cannot be located, has not surrendered certificates evidencing the capital stock as required hereunder, or for any other reason, the distribution to which such Stockholder is entitled (the "Missing Stockholder Distributions"), unless transferred to a Trust established pursuant to Section 8 hereof, shall be transferred, at such time as the final liquidating distribution is made by the Company, to the official of such state or other jurisdiction authorized by applicable law to receive the Missing Stockholder Distribution. The Missing Stockholder Distributions shall thereafter be held solely for the benefit of and for ultimate distribution to such Stockholder as the sole equitable owner thereof and shall be treated as abandoned property and escheat to the applicable state or other jurisdiction in accordance with applicable law. In no event shall the proceeds of any Missing Stockholder Distribution revert to or become the property of the Company or the Trust established pursuant to Section 8 hereof.

8.   Use of Liquidating Trust. If deemed necessary, appropriate or desirable by the Board, in its absolute discretion, the Company may at any time transfer to a liquidating trust (the "Trust") for the benefit of the Stockholders any of the then remaining property and assets of the Company, including, if determined by the Board, all amounts in any Contingency Reserve and any Missing Stockholder Distributions. If property and assets are transferred to the Trust, each Stockholder shall receive an interest (an "Interest") in the Trust pro rata to his interest in the common outstanding stock of the Company. All distributions from the Trust will be made pro rata in accordance with such Interests. The Interest shall not be transferable except by will, intestate succession, or operation of law. The Board is hereby authorized to appoint one or more individuals, corporations, partnerships or other persons, or any combination thereof, including, without limitation, any one or more officers, directors, employees, agents or representatives of the Company, to act as the initial trustee or trustees of such Trust (the "Trustees") for the benefit of the Stockholders. The Trust shall succeed to all right, title and interest of the Company of any kind and character with respect to such transferred property and assets and, to the extent of the property and assets so transferred, shall assume all of the liabilities and obligations of the Company, including, without limitation, any unsatisfied claims and unascertained or contingent liabilities. Further, any conveyance of property and assets to such Trust shall be deemed to be a distribution of property and assets by the Company to the Stockholders for the purposes of Section 4 of this Plan. The Company, and as authorized by the Board, in its absolute discretion, may enter into a liquidating trust agreement with the Trustees, on such terms and conditions as the Board deems necessary, appropriate or desirable.

9.   Period of Liquidation. To the extent a Trust has not been previously established pursuant to Section 8 hereof, in the event it should not be feasible for the Company to make the final liquidating distribution to the Stockholders of all assets and properties of the Company on

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or before the third anniversary of the Dissolution Date, then, on or before such date, the Company shall establish a Trust and transfer any remaining assets and properties (including, without limitation, all amounts in any Contingency Reserve and any Missing Stockholder Distributions) to such Trust as set forth in Section 8 hereof.

10. Absence of Appraisal Rights. In accordance with the Restated Certificate and Company's By-Laws, Stockholders are not entitled to appraisal rights for their shares of stock in connection with any of the transactions contemplated by this Plan.

11. Expenses of Liquidation. In connection with and for the purposes of implementing and assuring completion of this Plan, the Company may, in the absolute discretion of the Board, pay any brokerage, agency, professional and other fees and expenses of persons rendering services to the Company in connection with the collection, sale, exchange or other disposition of the Company's property and assets or the implementation of this Plan.

12. Compensation. In connection with and for the purpose of implementing and assuring completion of this Plan, the Company may, in the absolute discretion of the Board, pay the Company's officers, directors, employees, agents and representatives or any of them, compensation or additional compensation above their regular compensation, including pursuant to severance and retention agreements, in money or other property, in recognition of the extraordinary efforts they, or any of them, will be required to undertake, or actually undertake, in connection with the implementation of this Plan.

13. Authority of Officers and Directors. After the Dissolution Date, the Board and the officers of the Company shall continue in their positions for the purpose of winding up the affairs of the Company as contemplated by Delaware law without further action by the Stockholders to the extent permitted by Delaware law.

14. Indemnification. The Company shall continue to indemnify its officers, directors, employees, agents and representatives in accordance with the By-Laws of the Company for actions taken in connection with this Plan and the winding up of the affairs of the Company. The Company's obligation to indemnify such persons may also be satisfied out of the assets of the Trust. The Trust shall be authorized to indemnify the Trustees and employees, agents or representatives of the Trust for actions taken in connection with the operations of the Trust. Any claims arising in respect of such indemnification will be satisfied out of the assets of the Trust. The Board and the Trustees, in their absolute discretion, are authorized to obtain and maintain insurance as may be necessary or appropriate to cover the Company's obligations hereunder.

15. Amendments. The Board may modify, amend or abandon this Plan and the transactions contemplated hereby without further action by the Stockholders to the extent permitted by Delaware law.

16. Authorization. The Board is hereby authorized, without further action by the Stockholders, to do and perform or cause the officers of the Company, subject to approval of the Board, to do and perform, any and all acts, and to make, execute, deliver or adopt any and all agreements, resolutions, conveyances, certificates and other documents of every kind which are

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deemed necessary, appropriate or desirable, in the absolute discretion of the Board, to implement this Plan and any transaction contemplated hereby, including, without limiting the foregoing, all filings or acts required by any state or federal law or regulation to wind up its affairs.

17.   Professional Fees and Expenses. The Board may authorize the payment of a retainer fee to a law firm or law firms selected by the Board for legal fees and expenses of the Company, including, among other things, to cover any costs payable pursuant to the indemnification of the Company's officers or members of the Board provided by the Company pursuant to its Restated Certificate, By-laws, the DGCL, Delaware law or otherwise.

18.   Liquidation Under Code Sections 331 and 336. It is intended that this Plan shall be a plan of complete liquidation of the Company in accordance with the terms of Sections 331 and 336 of the Code. The Plan shall be deemed to authorize the taking of such action as, in the opinion of counsel for the Company, may be necessary to conform with the provisions of Sections 331 and 336 of the Code and the regulations promulgated thereunder, including, without limitation, the making of an election under Code Section 336(e), if applicable.

19.   Filing of Tax Forms. The Company's officers are authorized and directed, within thirty (30) days after the Dissolution Date, to execute and file a United States Treasury Form 966 pursuant to Section 6043 of the Code and such additional forms and reports with the Internal Revenue Services as may be necessary or appropriate in connection with this Plan and the carrying out thereof.

20.   Severability. Invalidation of a provision of the Plan shall not invalidate the Plan in its entirety unless the Board in its absolute discretion determines to do so.

Approved by NTS Mortgage Income Fund Board of Directors on November 30, 2011.



10172 Linn Station Road
Louisville, Kentucky 40223

December 7, 2011

Dear NTS Mortgage Income Fund Stockholders:

We are writing to provide an update on the status of the Fund's activities since our last report on October 24, 2011.

M/I Homes Agreement to Purchase Lots in Fawn Lake

On November 30, 2011, the Fund's wholly-owned subsidiary, NTS/Virginia Development Company ("NTS/VA"), entered into that certain Lot Purchase and Development Agreement with M/I Homes of DC, LLC ("M/I Homes"). NTS/VA has agreed to sell, and M/I Homes has agreed to purchase, approximately 160 single-family residential lots to be developed in Section 15 of the Fawn Lake development (the "M/I Homes Agreement"). The base sales price for each of the lots is $61,000 and it is anticipated the lots will be purchased over a number of years. The M/I Homes Agreement provides for price increases based on the dates the individual lots are ultimately conveyed to M/I Homes. M/I Homes has a 30-day due diligence period to make various inspections of the property and may terminate the M/I Homes Agreement on or before December 30, 2011, if it is unsatisfied with the condition of the property.

Letter of Intent to Sell Remaining Real Estate Assets of NTS Virginia Development Company

On December 7, 2011, the Fund and its wholly-owned subsidiary, NTS/VA, entered into a non-binding letter of intent (the "NTS Offer") with NTS Development Company or its designated affiliate ("Devco") for the purchase and sale of substantially all of the remaining real estate assets of the Fund and its subsidiaries at the Fawn Lake development and the Fund's 50% interest in Orlando Lake Forest Joint Venture ("OLFJV"). The only asset owned by OLFJV is an 11-acre tract of commercial land located in Seminole County, Florida. The lots which are the subject of the Lot Purchase and Development Agreement between NTS/VA and M/I Homes may be included in the sale to Devco in the event the M/I Homes transaction does not ultimately close. Total consideration for this transaction could total in excess of approximately $16 million (this amount excludes any consideration for the lots being sold to M/I Homes). Devco has the right to conduct due diligence in connection with its purchase. A closing on this transaction, if it occurs, is anticipated by April 30, 2012.

Plan of Dissolution and Complete Liquidation

As previously reported, and in accordance with the Fund's organizational documents, the Fund adopted a Plan of Dissolution and Complete Liquidation of NTS Mortgage Income Fund ("Plan of Liquidation") in December 2008, and filed a corresponding certificate of dissolution with the Delaware Secretary of State. Since then, the Fund has been in the process of the orderly liquidation of its assets and liabilities. The Fund will be unable to complete its liquidation within Delaware's three-year statutory period ending on December 31, 2011, primarily due to its inability to liquidate its single largest asset, the Fawn Lake development. Accordingly, the Fund intends, in accordance with Delaware law, to petition the Delaware Court of Chancery for an extension of its deadline for liquidation of its assets to no later than April 30, 2012, to permit completion of the transactions with M/I Homes and Devco to be completed.

Upon closing of the M/I Homes Agreement and the Devco transaction and prior to termination of the statutory winding up period (as such period may be extended by the Delaware Court of Chancery), it is anticipated the Fund's remaining assets and liabilities will be transferred into a liquidating trust. The trust would continue in existence until such time as all of the trust's assets have been sold, proceeds received, liabilities settled, final distributions made, or until all applicable statutory periods for such liquidation trust have expired. To allow for the extension of the Fund's liquidation period, the Board of Directors amended the Plan of Liquidation accordingly.

If both of the M/I Homes Agreement and Devco transactions close, the Fund's remaining assets would be (i) rights to share in a percentage of profits from the sale of lots under the M/I Homes Agreement for five (5) years; (ii) rights to share in a percentage of profits from the sale of the remaining lots at Fawn Lake being purchased by Devco for five (5) years; and (iii) interests in memberships at the Lake Forest Country Club of Louisville, Kentucky. Pursuant to the Devco transaction, at the end of five (5) years, Devco will purchase the balance of these remaining assets from the liquidating trust at a predetermined formula. Thereafter, presuming all its liabilities and obligations have been satisfied, final liquidating distributions will be issued to the Fund's Stockholders, and the remaining assets will be distributed.

The timing and amounts of liquidating distributions, if any, will depend on the values at which the Fund and the liquidating trustee can achieve the sale of the Fund's remaining assets, the timing of such sales, the amount of the Fund's liabilities, and the establishment of appropriate reserves.

NTS Guaranty Corporation Obligation

As you likely recall, NTS Guaranty Corporation ("NTS Guaranty") has guaranteed that at the time the Fund completes its final liquidation, the total distributions made by the Fund to its stockholders will at least be equal to the stockholders' original capital contributions. As of September 30, 2011, the original capital contributions attributable to the Fund's outstanding shares aggregated $63,690,000 with total distributions of approximately $23,141,000. NTS Guaranty's guaranty liability, however, is expressly limited to its assets. The sole asset of NTS Guaranty is a $10 million demand note from Mr. J.D. Nichols, the Chairman of the Fund's Board of Directors.

The Fund's most recent analysis, even after the M/I Agreement and Devco transaction, continues to anticipate that after payment of all of the Fund's liabilities, the proceeds from liquidation of its assets, together with a $10 million payment from NTS Guaranty, will be insufficient to return to the Fund's stockholders an amount equal to their original capital contributions. The current estimate reflects such a significant shortfall that we believe it is highly unlikely to be recovered prior to the issuance of the final liquidating distributions.

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NTS Guaranty also guaranteed, in 2008, the PNC Bank loans secured by a deed of trust on the remaining unsold land at Fawn Lake and other assets. In the event the guaranty to PNC Bank is called upon to repay all or a portion of these loans, the NTS Guaranty assets available to pay its guaranty to the Fund's stockholders could be reduced.

In the event the transactions contemplated in the NTS Offer occur, NTS Guaranty has agreed to a modified payment schedule to satisfy its payment obligation under the guarantee as follows:

(a)   on December 31, 2013, the aggregate sum of Five Hundred Thousand Dollars ($500,000.00);

(b)   on December 31, 2014, the aggregate sum of One Million Five Hundred Thousand Dollars ($1,500,000.00);

(c)   on December 31, 2015, the aggregate sum of One Million Five Hundred Thousand Dollars ($1,500,000.00);

(d)   on December 31, 2016, the aggregate sum of One Million Five Hundred Thousand Dollars ($1,500,000.00); and

(e)   on December 31, 2017, the aggregate sum of Five Million Dollars ($5,000,000.00). In the event any such payment is not made when due, the due dates of the remaining payments shall be accelerated by one year and shall be due and payable (along with any amounts due and unpaid) upon such accelerated schedule.

This modified payment schedule is beneficial to Stockholders in light of NTS Guaranty's position that without this modified payment schedule, its obligation under its purchase price guaranty would not become due until the last payment is made by the liquidation trust.

Future Purchases of Shares

Mr. Nichols, or his affiliated companies, have from time to time, before and during the Fund's winding-up period, purchased or offered to purchase, shares of the Fund in private transactions. In the event that the Delaware Court of Chancery extends the Funds' winding up period until April 30, 2012, Mr. Nichols has indicated he is likely to make offers or purchases of shares of the Fund. Mr. Nichols may benefit from such purchases to the extent that those purchases reduce the number of shares that become entitled to any future payment by NTS Guaranty or the liquidating trust.

Future Reports

The Fund intends to continue to disclose material events and information by filing current reports on Form 8-K with the Securities and Exchange Commission ("SEC") as appropriate. The Fund anticipates that it will also continue to provide periodic informational reports to stockholders in the form of letters like this, and that these informational reports will be disclosed to the public through Form 8-K filings with the SEC, as appropriate or on our website. Further information about the Fund, including previously distributed reports, can be obtained free of charge on our website at www.ntsdevelopment.com. If you have further questions, you may also contact our Investor Services Department at 1-800-928-1492.

Very truly yours,

NTS Mortgage Income Board of Directors

Some of the statements included in this letter should be considered "forward-looking statements" because the statements relate to matters which have not yet occurred. For example, phrases such as "we anticipate," "believe," or "expect" indicate that it is possible that the event anticipated, believed or expected may not occur. If these events do not occur, the result which we expected also may, or may not, occur in a different manner, which may be more or less favorable. We do not undertake any obligation to update these forward-looking statements. Any forward-looking statements included in this letter reflect our best judgment based on known factors, but involve risk and uncertainties. Actual results could differ materially from those anticipated in any forward-looking statements as a result of a number of factors, including but not limited to those described in our filings with the Securities and Exchange Commission. Any forward-looking information provided by us pursuant to the safe harbor established by the private Securities Act of 1995 should be evaluated in the context of the factors.